[redacted]

09040936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24737

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/08 (MM/DD/YY) AND ENDING 3/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IPG Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Ygnacio Valley Road
(No. and Street)

Walnut Creek (City) CA (State) 94596 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alfred J. Ulbrich (925) 944-5210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bedinger & Company
(Name – *if individual, state last, first, middle name*)

1200 Concord Avenue, Suite 250 (Address) Concord, (City) CA (State) 94520 (Zip Code)

SEC Mail Processing Section
MAY 18 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alfred J. Ulbrich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IPG Securities Corporation, as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL DENNIS
Commission # 1718210
Notary Public - California
Contra Costa County
My Comm. Expires Jan 19, 2011

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

IPG SECURITIES CORPORATION

FOR THE YEAR ENDED
MARCH 31, 2009

BEDINGER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
1200 Concord Avenue, Suite 250
Concord, CA
(925) 603-0800
FAX (925) 603-0804

IPG SECURITIES CORPORATION

March 31, 2009

Table of Contents

BEDINGER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
IPG Securities Corporation

We have audited the Statement of Financial Condition of IPG Securities Corporation as of March 31, 2009 and the related Statements of Operations, Cash Flows, and Owner's Capital for the year then ended pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IPG Securities Corporation as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Changes in Liabilities Subordinated to Claims of Creditors and Computation of Net Capital on pages seven and eight are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note D to the financial statements, IPG Securities Corporation has transactions with related parties. The terms of certain of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Bedinger & Company
Certified Public Accountants
May 4, 2009

1200 CONCORD AVENUE, SUITE 250, CONCORD, CA 94520 • (925) 603-0800 • (925) 603-0804 FAX

Schedule (b)

IPG SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

AS OF MARCH 31, 2009

ASSETS		
Cash and cash equivalents (Note A)	$	17,050
Accounts receivable		25,451
Other receivables		113
Prepaid corporate tax		800
Refundable income tax		2,856
Property and equipment, net		349
TOTAL ASSETS	$	46,619
LIABILITIES AND OWNER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	20,596
Wages payable		6,000
TOTAL LIABILITIES		26,596
OWNER'S EQUITY		
Capital stock, no par value, authorized 7,500 shares issued and outstanding 4,300		43,000
Additional paid in capital		17,150
Accumulated deficit		(40,127)
TOTAL OWNER'S EQUITY		20,023
TOTAL LIABILITIES AND OWNER'S EQUITY	$	46,619

See Notes to Financial Statements

Schedule (c)

IPG SECURITIES CORPORATION

STATEMENT OF OPERATIONS AND CHANGES IN OWNER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2009

INCOME	
Commissions and fees	$ 140,991
EXPENSES	
Commissions – non shareholder	97,960
Salary expense	6,000
Employee medical	6,122
Travel, meals and entertainment	11,936
Licenses and Fees	1,408
Insurance and fidelity bond	1,115
Accounting and audit	11,984
Automobile expenses	7,876
Office and overhead expense	3,934
Total Expenses	148,335
Loss from Operations	(7,344)
Other Income and Expense	
Interest and Dividends	307
Other Expenses	(65)
Net income (Loss) before taxes	(7,102)
Income taxes	(800)
NET LOSS	$ (7,902)

CHANGES IN OWNER'S EQUITY	
NET LOSS	$ (7,902)
Beginning Capital – April 1, 2008	27,925
Ending Capital – March 31, 2009	$ 20,023

See Notes to Financial Statements

Schedule (d)

IPG SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(7,902)
Adjustment to reconcile net loss to cash provided <used> by operating activities:		
Depreciation		161
CHANGES IN CURRENT ASSETS AND CURRENT LIABILITIES:		
<Increase> decrease in accounts receivable		(16,356)
<Increase> decrease in refundable income taxes		(2,856)
Increase <decrease> in accounts payable and accrued expenses		17,698
NET CASH PROVIDED <USED> BY OPERATING ACTIVITIES		(9,255)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment		(218)
NET CASH PROVIDED <USED> BY INVESTING ACTIVITIES		(218)
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET CASH PROVIDED <USED> BY FINANCING ACTIVITIES		-
NET INCREASE <DECREASE> IN CASH		(9,473)
CASH, beginning of year		26,523
CASH, end of year	$	17,050
SUPPLEMENTAL DISCLOSURES:		
Income taxes paid	$	4,456
Interest paid	$	-

See Notes to Financial Statements

Schedule (e)

IPG SECURITIES CORPORATION

STATEMENT OF CHANGES IN OWNER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2009

Changes in Owner's Equity

Owner's Capital – March 31, 2008	$	27,925
Net Income April 1, 2008- March 31, 2009		(7,902)
Owner's Capital – March 31, 2008		$ 20,023

See Notes to Financial Statements

Schedule (f)

IPG SECURITIES CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED MARCH 31, 2009

None

See Notes to Financial Statements

Schedule (g)

IPG SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL

FOR THE YEAR ENDED MARCH 31, 2009

Total ownership from Statement of Financial Condition	$ 20,023
Deduct:	
Non-allowable assets	
Cetain receivables	(974)
Refundable income taxes	(2,856)
Prepaid expenses	(800)
Property and Equipment	(349)
Reimbursements receivable	(113)
Total non-allowable assets	(5,092)
Net Capital	14,931
2% reduction in value of short term investment account	(163)
Adjusted Net Capital	$ 14,768
Aggregate Indebtedness	$ 26,596
Computation of Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	1,773
Minimum dollar net capital required	5,000
Net Capital requirement - (greater of 6 2/3% of aggregate indebtedness or minimum dollar net capital required)	5,000
Excess Net Capital	9,768
Excess net capital at 1000% (Net Capital less 10% aggregate indebtedness)	12,108
Percentage of Aggregate Indebtedness to Net Capital	180%

See Notes to Financial Statements

Schedule (k)

IPG SECURITIES CORPORATION

RECONCILIATION BETWEEN UNAUDITED AND AUDITED REPORT

FOR THE YEAR ENDED MARCH 31, 2009

No differences

Schedule (n)

IPG SECURITIES CORPORATION
Report on Internal Control

To the Board of Directors
IPG Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of IPG Securities Corporation for the year ended March 31, 2009, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1200 CONCORD AVENUE, SUITE 250, CONCORD, CA 94520 • (925) 603-0800 • (925) 603-0804 FAX

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our study and evaluation disclosed the following matter that we believe results in a reportable condition under standards established by the American Institute of Certified Public Accountants. Reportable conditions are significant deficiencies in the design or operation of internal controls that, in our judgment, could adversely affect the company's ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. IPG Securities Corporation is a small company and two individuals perform essentially all of its operations and record keeping. Consequently, the Company's system and procedures do not provide the segregation of duties commensurate with effective internal control. Since IPG Securities Corporation does not maintain physical possession or control of securities for customers; this weakness is not as significant as it would otherwise be. The foregoing condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the Company's financial statements, and this report does not affect our report on these financial statements. We noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities Exchange Commission and NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bedinger & Company
Certified Public Accountants
May 4, 2009

NOTE A – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

IPG Securities Corporation (IPG), incorporated on September 29, 1979, is a broker-dealer located in Walnut Creek, California.

Summary of Significant Accounting Principles

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

These financial statements have been prepared on the accrual basis of accounting.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts receivable

Accounts receivable are reported at the customers' outstanding balances less any allowance for doubtful accounts. Interest is not accrued on overdue accounts receivable. The Company evaluates receivables on a regular basis for potential reserve.

Property and equipment

Property and equipment are stated at cost. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income. The Company depreciates its property and equipment on the straight-line basis over the estimated useful life that ranges between 3 to 5 years.

NOTE A – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Principles (Continued)

Concentrations of credit risk

The Company is dependent on one outside broker for the majority of its commission and service fee income. The loss of its primary broker or a significant reduction in his sales could have a material adverse effect on the Company.

Fair Value

Substantially all of the assets, except property and equipment, and all of the liabilities of the Company approximate fair value.

Income taxes

Provisions for income taxes are based on taxes payable or refundable for the current year.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2009 and during the year the Company had net capital in excess of its required net capital of $5,000. The accumulated deficit increased from $32,225 to $40,127 during the fiscal year because of this year's loss from operations.

NOTE C – INCOME TAXES

Income tax for the fiscal year ended March 31, 2009 is as follows:

Federal Tax	$ 0
California Franchise Tax	800
Total	$ 800

NOTE D – RELATED PARTY TRANSACTIONS

Alfred J. Ulbrich, the 100% owner and president of the corporation, is an employee of IPG Securities Corporation. During the fiscal year ended March 31, 2009 Mr. Ulbrich received the following payments:

Wages	$6,000
Medical	6,928
	$12,928

In addition, IPG occupies space in a location that is under the common control of Mr. Ulbrich. Certain administrative services are provided to IPG at no charge. Facilities and supplies usage are charged to IPG based on allocations determined by Mr. Ulbrich. The terms of certain of these transactions are not the same as those that would result from transactions among wholly unrelated parties.